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                            December 17, 2021

       Laurence Winoker
       Chief Financial Officer
       Lifetime Brands, Inc.
       1000 Stewart Avenue
       Garden City, New York 11530

                                                        Re: Lifetime Brands,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 10,
2021
                                                            File No. 000-19254

       Dear Mr. Winoker:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 13 Business Segments, page F-35

   1. We note your disclosure that you operate in two segments based on geography, U.S. and
                                                        International. We
further note your MD&A discussion by product category that includes
                                                        Kitchenware, Tableware
and Home solutions for the U.S. segment, as well as sterling silver products. Please
tell us the factors used to identify your reportable segments and whether operating
segments have been aggregated into your reportable segments. Refer to
                                                        ASC 280-10-50.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Laurence Winoker
Lifetime Brands, Inc.
December 17, 2021
Page 2

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameLaurence Winoker                     Sincerely,
Comapany NameLifetime Brands, Inc.
                                                       Division of Corporation
Finance
December 17, 2021 Page 2                               Office of Manufacturing
FirstName LastName